EXHIBIT 99.1

XORTX Announces Substitute Director Nominees for its Upcoming Annual and Special Meeting of Shareholders

CALGARY, Alberta, March 18, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, announces that, in connection with its upcoming annual and special meeting of shareholders to be held on March 24, 2026 (the “Meeting”), three new director nominees will be proposed for election in the place of three of the current nominees.

At the Meeting, Messrs. George Scorsis, Richard Grieve and Mika Grasso (collectively, the “New Nominees”) will be nominated for election to the Company’s board of directors (the “Board”) instead of Ms. Krysta Davies Foss and Messrs. Raymond Pratt and Paul Van Damme. The Company is currently in negotiations with respect to a significant financing initiative. It is a condition of that financing that the New Nominees be added to the Board in place of the three existing nominees referenced above. In the event that the financing is not completed, the New Nominees will resign from the Board with those vacancies being filled in due course by the Company. The financing is subject to the approval of the TSXV Venture Exchange.

Below are biographies for the New Nominees:

George Scorsis (Toronto, Canada) - George Scorsis is a results-focused executive with over 20 years of leadership experience in highly regulated sectors such as pharmaceuticals, and consumer-packaged goods. Exceptional at scaling businesses, optimizing operations, and managing complex environments, he has led multi-million dollar businesses through transformative growth. George was the President of Red Bull Canada and was instrumental in establishing the company in the country, driving the brand to 44% market share with market-leading status. His experience in brand strategy and regulatory compliance positioned him to work with Health Canada to develop industry-wide frameworks for the energy drink industry. George moved into the cannabis sector as President of Mettrum Health Corp., where he helped the company become one of Canada’s premier licensed producers. He led the direction for Mettrum’s $430 million acquisition by Canopy Growth Corp. He subsequently Founded and acted as CEO of Liberty Health Sciences that was also acquired for over $372 million by Ayr. George went on to serve as Executive Chairman of WeedMD (now known as Entourage Health Corp), where he was instrumental in the merger with Starseed Medicinal and raised $25 million in financing as well as a $30 million credit facility. He has also founded several companies in both Biotech and the regulated FMCG segments while also continuing his board activities with companies that are listed on the TSX and NASDAQ. In addition to his corporate experience, George is a passionate community servant. He was a Board Member of the Canadian Beverage Association and a Volunteer with Big Brothers and Big Sisters of Toronto. At the Agincourt Food Bank in Scarborough, he leads food drives and partners with local business managers to bring truckloads of food to the community. George's dedication to giving back extends beyond corporate philanthropy, as he regularly finds ways to support and uplift those in need. As a leader and advocate, he continues to foster meaningful change in business and society.

Richard Grieve (Vancouver, Canada) - Richard Grieve is the Chief Operating Officer at Bardel Entertainment Inc., bringing expertise in finance and operational strategies within the media production environment. Their background reflects a strong focus on leadership in media production and financial oversight. Progressing through various roles at Bardel Entertainment, they have demonstrated capabilities in financial management and business affairs. Responsibilities have included serving as Vice President, Finance and Business Affairs, Director, Finance and Business Affairs, and Senior Vice President, Finance and Business Affairs, Executive Producer. They also contributed to corporate governance as a Board Member. These roles involved overseeing operational functions, driving strategic initiatives, managing financial performance, and ensuring regulatory compliance. Prior to joining Bardel Entertainment, Richard Grieve was a Financial Accountant at EY, where they analyzed financial data and prepared financial reports, demonstrating applied knowledge of financial accounting principles.

Mika Grasso (New York, USA) - Mr. Grasso, is an Investment Manager at a family office, where he is responsible for sourcing and evaluating the fund’s direct and co-investment efforts. Prior to serving as an Investment Manager, he served as a Finance Associate for Zions Capital Markets from November 2023 until March 2025, Investment Banking Associate at Paulson Investment Company from February 2022 until November 2023, Analyst at Goldman Sachs from August 2021 to February 2022, and as an Analyst on the Real Assets Team at Power Systems Management from May 2020 to August 2021. Mr. Grasso received his MS in Finance with a concentration in Investment Management and BS in Business Administration from the University of Colorado Boulder, Leeds School of Business.

None of the New Nominees owns any securities of the Company or has received any form of compensation from the Company.

Proxies in favour of management will be voted in favour of the New Nominees unless the shareholder has specified in the proxy that the Common Shares are to be withheld from voting in respect of the election of directors.

Other than as noted below, none of the New Nominees:

(a)      is, as at the date of the Management Information Circular, or was within 10 years before the date of the Management Information Circular, a director or chief executive officer or chief financial officer of any company that:

(i)      was the subject of an order (as defined in National Instrument 51-102F5) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)      was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer.

None of the New Nominees, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)      is at the date hereof, or has been within 10 years before the date of the Management Information Circular, a director or executive officer of any company that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets other than; or

(b)      has, within the 10 years before the Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Voting Information

The Meeting Materials were mailed to Shareholders on March 2, 2026 and can be accessed online on XORTX’s website at this link, under the Company’s SEDAR+ profile (www.sedarplus.ca) and the SEC’s website (www.sec.gov). Shareholders are encouraged to read the Circular for full details on the matters to be considered at the Meeting. Your vote is important. Please vote well in advance of the proxy voting deadline of March 20, 2026. XORTX’s board of directors unanimously recommends that Shareholders vote FOR all resolutions.

Shareholders with questions or who require voting assistance may contact Laurel Hill Advisory Group, XORTX’s proxy solicitation agent:

North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Text Message: Text “INFO” to 416-304-0211 or 1-877-452-7184
Email: assistance@laurelhill.com

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO adavidoff@xortx.com or +1 403 455 7727	Nick Rigopulos, Director of Communications nick@alpineequityadv.com or +1 617 901 0785

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, the Company's beliefs, plans, goals, objectives, expectations, assumptions, estimates, intentions, future performance, other statements that are not historical facts and statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties, and other factors include, but are not limited to, our ability to obtain additional financing; the accuracy of our estimates regarding expenses, future revenues and capital requirements; the success and timing of our preclinical studies and clinical trials; the performance of third-party manufacturers and contract research organizations; our plans to develop and commercialize our product candidates; our plans to advance research in other kidney disease applications; and, our ability to obtain and maintain intellectual property protection for our product candidates. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.